UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Diamond Management & Technology Consultants, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share,
Stock Appreciation Rights
(Title of Class of Securities)

25269L106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Steven R. Worth
Acting General Counsel
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611
(312) 255-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$1,396,460.50	$149.42

*	Calculated solely for purposes of determining the filing fee. This amount assumes (i) that the average of the closing price of Diamond common stock for the 10 trading days prior to the two business days prior to the expiration of the tender offer is $10.00 (ii) and a 50% tender rate of Eligible Options and Eligible SARs. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $149.42.
Form or Registration No.: Schedule TO, File No. 5-53119.
Filing party: Diamond Management & Technology Consultants, Inc.
Date filed: August 3, 2006.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION STATEMENT
     This Amendment No. 2 (the “Amendment”) amends and restates the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 3, 2006, as amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on August 4, 2006 (“Schedule TO”) and relates to our offer to purchase certain options to purchase shares of our common stock, par value $0.001 per share, and stock appreciation rights (“SARs”) held by individuals who have been non-U.S. employees of the non-U.S. Diamond subsidiaries that have been sold to Mercer Management Consulting Inc. or its affiliates (“Mercer”) or transferred from Diamond’s U.K. subsidiary and became Mercer employees on August 1, 2006 for cash, upon the terms and subject to the conditions in the Tender Offer dated August 21, 2006 attached hereto as Exhibit (a)(1)(A) (the “Tender Offer”) and the Election to Tender Form attached hereto as Exhibit (a)(1)(C) (the “Election Form”).
     The information in the Tender Offer and the Election Form is incorporated herein by reference in answer to all applicable items in this Schedule TO, including as specifically set forth below.
     Unless the context requires otherwise, references in this Schedule TO to “Diamond,” the “Company,” “we,” “us,” “our,” and “ours” mean Diamond Management & Technology Consultants, Inc.
Item 1. Summary Term Sheet
     The information set forth under “Summary Term Sheet” in the Tender Offer is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address.
     The name of the issuer is Diamond Management & Technology Consultants, Inc., a Delaware corporation (the “Company”). The address of its principal executive office is 875 North Michigan Avenue, Suite 3000, Chicago, Illinois 60611, and its telephone number is (312) 255-5000. The information set forth in the Tender Offer under Section 9 (“Information About Diamond”) is incorporated herein by reference.
     (b) Securities.
     This Schedule TO relates to an offer by us to individuals who have been non-U.S. employees of the non-U.S. Diamond subsidiaries that have been sold to Mercer or transferred from Diamond’s U.K. subsidiary and became Mercer employees on August 1, 2006. This Tender Offer is for compensatory purposes, to purchase certain options and SARs outstanding under our Amended and Restated 1998 Equity Incentive Plan and our 2000 Stock Option Plan (the “Share-Based Plans”) for cash. All tenders shall be upon the terms and subject to the conditions described in the Tender Offer and the Election Form.
     The information set forth in the Tender Offer under Section 1 (“General; Amount of Cash; Expiration Date”), Section 2 (“Purpose of the Offer”), Section 5 (“Acceptance of Options and SARs for Tender and Cancellation; Payment of Cash”) and Section 8 (“Source and Amount of Consideration”) is incorporated herein by reference.
     (c) Trading Market and Price.
     The information set forth in the Tender Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) Name and Address.
     The filing person and subject company are the same, Diamond Management & Technology Consultants, Inc. The information set forth under Item 2(a) above and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options and SARs”) is incorporated herein by reference.

Item 4. Terms of the Transaction
     (a) Material Terms.
     The information set forth in the Tender Offer under “Summary Term Sheet”, Section 1 (“General; Amount of Cash; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options and SARs for Tender and Cancellation; Payment of Cash”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration”), Section 11 (“Status of Options and SARs Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences to Non-U.S. Holders of Tendering Eligible Options and/or Eligible SARs”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.
     (b) Purchases.
     Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements
     (e) Agreements Involving the Subject Company’s Securities.
     Not applicable.
Item 6. Purposes of the Transaction and Plans or Proposals
     (a) Purposes.
     The information set forth in the Tender Offer under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Tender Offer under Section 5 (“Acceptance of Options and SARs for Tender and Cancellation; Payment of Cash”) and Section 11 (“Status of Options and SARs Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Tender Offer under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
     (a) Source of Funds.
     The information set forth in the Tender Offer under Section 8 (“Source and Amount of Consideration; Terms of Common Stock”) is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Tender Offer under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company
     (a) Securities Ownership.
     The information set forth in the Tender Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options and SARs”) is incorporated herein by reference.
     (b) Securities Transactions.

     The information set forth in the Tender Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options and SARs”) is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements
     (a) Financial Information.
     Not applicable.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Tender Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options and SARs”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information.
     Not applicable.
Item 12. Exhibits

(a)(1)(A)	Tender Offer, dated August 21, 2006.
(a)(1)(B)	Form of Cover Letter to Eligible Persons regarding the Tender Offer and Summary of Procedures.
(a)(1)(C)	Election to Tender Form, dated August 21, 2006.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIAMOND MANAGEMENT & TECHNOLOGY
CONSULTANTS, INC.

By:	/s/ KARL E. BUPP

Name: Karl E. Bupp
Title: Chief Financial Officer
Date: August 21, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Tender Offer, dated August 21, 2006.

(a)(1)(B)	Form of Cover Letter to Eligible Persons regarding the Tender Offer and Summary of Procedures.

(a)(1)(C)	Election to Tender Form, dated August 21, 2006.

(b)	Not applicable.

(d)	Not applicable

(g)	Not applicable.

(h)	Not applicable.